UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41804

Davis Commodities Limited

(Registrant’s Name)

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with an extraordinary general meeting of shareholders (the “Meeting” or “Extraordinary General Meeting”) of Davis Commodities Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description of Exhibit
99.1	Notice and Proxy Statement of Extraordinary General Meeting of Shareholders
99.2	Form of Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: January 23, 2026

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